UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HINES HORTICULTURE, INC.
(Name of Subject Company (issuer))

HINES HORTICULTURE, INC.
(Name of Filing Person (offeror))

Options Under Hines Horticulture, Inc. Amended and Restated 1998 Long-Term
Equity Incentive Plan, as Amended, to Purchase Common Shares, $0.01 Par Value,
Held by Employee Option Holders
(Title of Class of Securities)

433245 10 7

(CUSIP Number of Class of Securities)
(Underlying Common Shares)

Claudia Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California 92620
(949) 559-4444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Stephen D. Cooke, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
(714) 668-6200
Fax: (714) 979-1921

Calculation of Filing Fee

Transaction Valuation* $21,064,900	Amount of Filing Fee $1,938

*Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 2,160,100 common shares of Hines Horticulture, Inc. having an aggregate exercise price of $21,064,900 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not Applicable Not Applicable Not Applicable Not Applicable

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1. Summary Term Sheet.

                  The information set forth under “Summary Term Sheet” in the Offer to Exchange dated July 9, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

         (a)     The name of the issuer is Hines Horticulture, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is 12621 Jeffrey Road, Irvine, California 92620. The telephone number of its principal executive offices is (949) 559-4444. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Hines Horticulture, Inc.”) is incorporated herein by reference.

         (b)     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (the “Options”) held by certain of the Company’s employees under the Company’s Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”) to purchase shares of the Company’s common stock, $0.01 par value (the “Common Shares”) for new options (the “New Options”) to purchase the Common Shares to be granted under the Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). Option holders who wish to participate in the Offer will be required to tender all of their Options. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

         (c)     The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

         (a)     The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

         (a)     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Choosing not to Tender”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

         (b)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a)     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

         (b)     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

         (c)     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

         (a)     The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

         (b)     The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

         (d)     Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a)     Not applicable.

Item 10. Financial Statements.

         (a)     The following information is incorporated herein by reference:

                  (1) the information set forth in the Offer to Exchange under Section 10 (“Information Concerning Hines Horticulture, Inc.”);

                  (2) the Audited Financial Statements of the Company included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, previously filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2002;

                  (3) the information set forth in Item 7 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, previously filed with the SEC on April 1, 2002;

                  (4) the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, previously filed with the SEC on May 15, 2002; and

                  (5) the information set forth in Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, previously filed with the SEC on May 15, 2002.

         (b)     Not applicable.

Item 11. Additional Information.

         (a)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

         (b)     Not applicable.

Item 12. Exhibits.

         (a)     (1) Offer to Exchange dated July 9, 2002.

                  (2) Letter of Transmittal.

                  (3) Form of Letter to Option Holders Regarding Offer.

                  (4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

         (b)     Not applicable.

         (d)     Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended, previously filed with the SEC on April 24, 2000, as Appendix A to the Company’s Definitive Proxy Statement, which is incorporated herein by reference.

         (g)     Not applicable.

         (h)     Not applicable.

Item 13. Information Required by Schedule 13E-3.

                    Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HINES HORTICULTURE, INC.

By:	/s/ Claudia Pieropan
Claudia Pieropan Chief Financial Officer

Date: July 9, 2002

6

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange dated July 9, 2002.

(a)(2)	Letter of Transmittal.

(a)(3)	Form of Letter to Option Holders Regarding Offer.

(a)(4)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(b)	Not applicable.

(d)	Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended, previously filed with the Commission on April 24, 2000, as Appendix A to the Company’s Definitive Proxy Statement, which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.